[Letterhead of Eversheds Sutherland (US) LLP]

May 28, 2020

VIA EDGAR

Jeffrey Foor, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Medley Capital Corporation

Preliminary Proxy Statement on Schedule 14A filed on May 1, 2020

File No. 814-00818

Dear Mr. Foor:

On behalf of Medley Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on May 11, 2020 regarding the Company’s preliminary proxy statement filed on May 1, 2020 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Proxy Statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter on May 28, 2020. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Proxy Statement.

1.	Comment: On a supplemental basis, please explain the Company’s legal reasoning for not disclosing the stockholder class action, captioned as FrontFour Capital Group LLC, et al. v. Brook Taube et al., Case No. 2019-0100 (the “Delaware Action”).

Response: The Company respectfully advises the Staff on a supplemental basis that, on December 20, 2019, the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) entered into the Order and Final Judgment approving the settlement of the Delaware Action (the “Settlement”). Among other things, the Order and Final Judgment and the Settlement provides for: (i) the dismissal of the Delaware Action with prejudice and (ii) mutual releases between and among  FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. and the Settlement Class (as defined in the Settlement), on the one hand, and the Company, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC Advisors LLC, Medley LLC and Medley Group LLC, on the other hand, of all claims that were or could have been asserted in the Delaware Action through September 26, 2019. The Settlement also provides that, if the merger with Sierra Income Corp (“Sierra”) with and into MCC (the “MCC Merger”) had been consummated, for the creation of a settlement fund (the “Settlement Fund”), consisting of $17 million in cash and $30 million of Sierra’s common stock, with the number of shares of Sierra’s common stock to be calculated using the pro forma net asset value of $6.37 per share as of June 30, 2019, which would have been distributed to eligible members of the Settlement Class (as defined in the Settlement). The Delaware Court of Chancery awarded attorney’s fees as follows: (i) an award of $3,000,000 to lead plaintiffs’ counsel and $75,000 to counsel to plaintiff Stephen Altman and $420,334.97 of plaintiff counsel expenses payable to the lead plaintiff’s counsel, which were paid on December 23, 2019, and (ii) an award that was contingent upon the closing of the proposed merger transactions (the “Contingent Fee Award”). As a result of the termination of the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between the Company and Sierra (the “Amended MCC Merger Agreement”) and the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra, and Sierra Management, Inc. (the “Amended MDLY Merger Agreement”) by Sierra on May 1, 2020, no Settlement Fund will be established or paid to the Company’s stockholders and no Contingent Fee Award will be paid to plaintiff’s counsel. The other terms of the Settlement, including the releases provided for in the Order and Final Judgment, remain in effect.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

May 28, 2020 Page 2

Item 7 of Schedule 14A requires disclosure of information required by Instruction 4 to Item 103 of Regulation S-K, which requires disclosure of “any material pending legal proceedings.” As a result of the Order and Final Judgment and the Settlement described above, the Delaware Action is no longer a pending legal proceeding and therefore is not required to be disclosed in the Proxy Statement. In addition, the Company respectfully advises the Staff on a supplemental basis that information regarding the Delaware Action and the Settlement are disclosed in the Company’s Annual Report on Form 10-K for fiscal year ended September 30, 2019 that will be mailed to stockholders along with the proxy material in connection with the Annual Meeting.

2.	Comment: On page 2 of the Preliminary Proxy Statement, under the “Vote Required” heading, with respect to the election of directors proposal, please describe the “plurality” voting standard to provide that the director with the most votes will be elected even if less than a majority of stockholders entitled to vote at the Annual Meeting voted in favor of the proposal to elect such director.

Response: The Company has revised page 2 of the Proxy Statement to reflect the Staff’s comment.

3.	Comment: On a supplemental basis, please confirm that the Company is in compliance with all other NYSE continued listing standard rules.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company is in compliance with all other NYSE continued listing standard rules.

4.	Comment: On page 17 of the Preliminary Proxy Statement, in the second to last paragraph, please clarify which taxes that the Company pays will be reduced will be reduced as a result of the reverse stock split.

Response: The Company has revised page 19 of the Proxy Statement to reflect the Staff’s comment.

5.	Comment: Please explain why the Company is seeking stockholder authorization to effect the reverse stock split within one year after obtaining stockholder approval thereof when the Company must be in compliance with the minimum share price requirement by December 19, 2020.

Response: The Company has revised the Proxy Statement to reflect that the Board intends to effect a reverse stock split no later than 60 days after stockholder approval thereof, which would allow the Company trade at a price per share that is greater than $1.00 per share for at least 30 consecutive trading days in advance of December 19, 2020, which is the date by which the Company must regain compliance with the minimum share price requirement.

May 28, 2020 Page 3

6.	Comment: Please explain if the payment of cash for fractional shares is expected to result in a large number of stockholders being “cashed out” (i.e., the stockholder will not hold any shares of the Company’s common stock following the reverse stock split) based on the range of the reverse stock split ratios that is expected to be approved by stockholders.

Response: The Company respectfully advises the Staff on a supplemental basis that, based on the ratio for the reverse stock split of its common stock of 1-20, the Company does not expect a large number stockholders to be “cashed out” as a result of effecting the reverse stock split. In that regard, the Company has consulted with its transfer agent and based upon the information currently available the Company’s understanding is that only one shareholder of record will be “cashed out” following the reverse stock split.

If you have any questions or additional comments concerning the foregoing, please contact Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

Cc:	Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP